EFES

07027138

File: 082-04144

September 12, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 19 2007
WASH. D.C.
182

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the distribution of bonus shares due to the capital increase through a bonus issue.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 10/15

ANADOLU GRUBU

EFES PAZARLAMA VE DAĞITIM TİCARET A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 473 22 22 Faks: (0 216) 306 25 17

DISTRIBUTION OF BONUS SHARES DUE TO CAPITAL INCREASE OF ANADOLU EFES BIRACILIK VE MALT SANAYII A.Ş. THROUGH BONUS ISSUE

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("Anadolu Efes" or the "Company") announced that the bonus shares resulting from 298.6646% increase in the Company's share capital to YTL 450,000,000.00 within its authorised capital ceiling of YTL 900 million will be distributed duly for registered shares and through the below mentioned Headquarters and branch offices of Alternatifbank A.Ş. in return for new share coupon number 3 for bearer shares between 17 September 2007 – 16 October 2007. The capital increase has been approved by the Capital Markets Board of Turkey on 21.08.2007 as per Decision No. 30/868 and of the total increase of YTL 337,123,181.73, YTL 92,029,892.34 is sourced through the gain resulting from the sale of subsidiary shares in 2005 and YTL 245,093,289.39 through the inflation adjustment on equity.

ALTERNATİF YATIRIM A.Ş.

İstanbul Merkez Şubesi (Genel Müdürlük) : Cumhuriyet Cad. Elmadağ Han No.8 Kat.2-3
Elmadağ - İstanbul
Tel: (0-212) 315 58 00 Faks: (0-212) 291 08 18

Ankara Şubesi : Cinnah Cad. No.102/4 Çankaya - Ankara
Tel: (0-312) 442 87 00 Faks: (0-312) 442 86 99

Adana Şubesi : Ziyapaşa Bulvarı No.29/A Refah Apt.Seyhan - Adana
Tel: (0-322) 457 47 20 Faks: (0-322) 458 47 60 – 458 35 73

ALTERNATİFBANK A.Ş.

İzmir Şubesi : Şehit Nevres Bulvarı No.23/A Alsancak - İzmir
Tel: (0-232) 422 69 10 Faks: (0-232) 463 90 19

This information is published at Dünya Newspaper on 11.09.2007.

END

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr